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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          GLOBAL MOTORSPORT GROUP, INC.
                            -------------------------
                            (Name of Subject Company)

                              GMG ACQUISITION CORP.
                          STONINGTON ACQUISITION CORP.
                 STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.
                            STONINGTON PARTNERS, L.P.
                          STONINGTON PARTNERS, INC. II
                            STONINGTON PARTNERS, INC.
                            -------------------------
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                            -------------------------
                         (Title of Class of Securities)

                                    378937106
                           -------------------------
                      (CUSIP Number of Class of Securities)

                                  ROBERT F. END
                              GMG ACQUISITION CORP.
                          C/O STONINGTON PARTNERS, INC.
                                767 FIFTH AVENUE
                                   48TH FLOOR
                               NEW YORK, NY 10153
                                 (212) 339-8500
                           -------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                           ANDREW R. BROWNSTEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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

CUSIP No. 378937106                                          14D-1
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1.             Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person
               Stonington Partners, Inc.

               13-3730573
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2.             Check the Appropriate Box if a Member of a Group
                                                                       (a) [X]
                                                                       (b) [ ]
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3.             SEC Use Only
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4.             Sources of Funds
               AF
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5.             Check if Disclosure of Legal  Proceedings is Required Pursuant to
               Items 2(e) or 2(f)                                          [ ]
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6.             Citizenship or Place of Organization
               Delaware
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7.             Aggregate Amount Beneficially Owned by Each Reporting Person
               0
-------------- -----------------------------------------------------------------
8.             Check if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                           [ ]
-------------- -----------------------------------------------------------------
9.             Percent of Class Represented by Amount in Row (7)
               0.0%
-------------- -----------------------------------------------------------------
10.            Type of Reporting Person
               CO
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

                  This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on November 16, 1998 by GMG Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect, wholly-owned subsidiary of Stonington Acquisition Corp., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 13, 1996, between the Company and American Stock Transfer & Trust Company, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $19.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

                  Pursuant to this Amendment, the following parties have been added as bidders: (1) Stonington Capital Appreciation 1994 Fund, L.P., (2) Stonington Partners, L.P., (3) Stonington Partners, Inc. II, and (4) Stonington Partner, Inc (the "Additional Bidders" and collectively with Parent and the Purchasers, the "Bidders").

ITEM 1.  SECURITY AND SUBJECT COMPANY

Item 1 of Schedule 14D-1 is hereby amended and supplemented by the following disclosure:

         Reference is hereby made to the information set forth in the last paragraph of Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase, which is incorporated herein by reference. The financial projections referred to therein were prepared by the Company and disclaimers made by the Company relating to such financial projections in such paragraph are hereby deleted.

ITEM 4.  SOURCES AND AMOUNT OF FUNDS

Item 4 of the Schedule 14D-1 is hereby amended and supplemented by the following disclosure:

         Reference is hereby made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase. The Fund has available on call capital well in excess of the $80 million that it will contribute to Parent as an equity contribution.

ITEM 10. ADDITIONAL INFORMATION

Item 10 of Schedule 14D-1 is hereby amended and supplemented by the following disclosure:

         Reference is hereby made to the information set forth in Sections 1 ("Terms of the Offer") and 14 ("Certain Conditions of the Offer") of the Offer to Purchase. Each of the Bidders acknowledge that all conditions to the Offer must be satisfied or waived prior to the Expiration Date.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 1998

                                          STONINGTON ACQUISITION CORP.

                                          By: /s/ Robert F. End
                                             Name:  Robert F. End
                                             Title: President


                                          GMG ACQUISITION CORP.

                                          By: /s/ Robert F. End
                                             Name:  Robert F. End
                                             Title: President


                                          STONINGTON CAPITAL APPRECIATION 1994
                                          FUND, L.P.

                                          By:  Stonington Partners, L.P., its
                                               general partner
                                          By:  Stonington Partners, Inc. II, its
                                               general partner

                                          By:  /s/ Bradley J. Hoecker
                                             Name:  Bradley J. Hoecker
                                             Title: Partner


                                          STONINGTON PARTNERS, L.P.

                                          By: Stonington Partners, Inc. II, its
                                              general partner

                                          By:  /s/ Bradley J. Hoecker
                                             Name:  Bradley J. Hoecker
                                             Title: Partner


                                          STONINGTON PARTNERS, INC. II

                                          By:  /s/ Bradley J. Hoecker
                                             Name:  Bradley J. Hoecker
                                             Title: Partner

                                          STONINGTON PARTNERS, INC.

                                          By:  /s/ Bradley J. Hoecker
                                             Name:  Bradley J. Hoecker
                                             Title: Partner

                                  EXHIBIT INDEX

(a)(1)   --  Offer to Purchase, dated November 16, 1998.
(a)(2)   --  Letter of Transmittal.
(a)(3)   --  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees.
(a)(4)   --  Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.
(a)(5)   --  Notice of Guaranteed Delivery.
(a)(6)   --  Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
(a)(7)   --  Text of press release issued by the Company on November 9, 1998.
(a)(8)   --  Form of Summary Advertisement dated November 16, 1998.
(b)(1)   --  Commitment  Letter,  dated as of November 8, 1998, from Bankers
             Trust Company and  NationsBank, N.A.
(c)(1)   --  Agreement and Plan of Merger, dated as of November 8, 1998, by and among the Company, the Purchaser and Parent.
(c)(2)   --  Exclusivity Agreement, dated as of October 15, 1998, between the
             Company and Stonington Partners, Inc.
(c)(3)   --  Confidentiality Agreement, dated as of April 24, 1998, between the
             Company and Stonington Partners, Inc.
(d)      --  Not applicable.
(e)      --  Not applicable.
(f)      --  Not applicable.


All exhibits were previously filed.